Mail Stop 3561

						March 10, 2006

Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Corp.
One Mack Centre Drive
Paramus, New Jersey  07652

	Re:	Long Beach Acceptance Receivables Corp.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 3, 2006
		File No. 333-132202

Dear Mr. Ginsberg:

      We have reviewed your responses to the comments in our letter dated January 27, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note your response to comment 5 of our letter dated January
27,
2006 and the documents you have attached as exhibits to your amended filing. Please revise your sale and servicing agreement to clarify that the servicer`s assessment of compliance will be based on the servicing criteria set forth in Item 1122(d) of Regulation AB. In this regard, we note that the term "Servicing Criteria," while used in your sale and servicing agreement, does not appear to be defined either in that agreement or in Annex A. Furthermore, we note that while Section 4.11 of your sale and servicing agreement indicates that an accounting firm shall provide the information required by
Item 1122(b) to the board of directors of the servicer, it also indicates that such report will include tests based on the requirements of the Uniform Single Attestation Program and does not refer to the servicing criteria set forth in Item 1122(d). Revise to clarify. Finally, both the information in your sale and servicing agreement and the disclosure under "Evidence of Compliance" in your base prospectus, refer only to reports to be delivered. Revise both the sale and servicing agreement and the disclosure in your filing to clarify that all reports required by Items 1122 and 1123 will be filed as exhibits to your Form 10-K.

2. We reissue comment 7 of our letter dated January 27, 2006, in part. We note that the information provided as Annex II to the cover letter that accompanied your initial filing was not included as part of your registration statement. Accordingly, revise your filing to remove the reference to information provided in Annex II.

3. We note that in several places throughout the prospectus supplement you provide bracketed language regarding the identity of the depositor. Please confirm that the depositor will be one of the two registrants.

The Contracts, page S-30

4. While we note that your prospectus supplement indicates that no contracts that are more than 29 days past due will be included in the asset pool as of the cutoff date, as your base prospectus does not appear to contain such limitation, please either confirm that none of your asset pools will include delinquent loans as of the cutoff date or revise to provide bracketed information illustrating the information you would provide if delinquent loans were included. See
Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to
Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Base Prospectus

Credit and Cash Flow Enhancements, page 37

5. Please note that we have referred your response to comment 20 of our letter dated January 27, 2006 to the Office of Chief Counsel and to the Division of Investment Management for possible comment.

Part II

Signatures

6. We reissue comment 22 of our letter dated January 27, 2006, in part. Revise to provide the signature of the principal executive officer of each registrant. See Form S-3, instructions for signatures.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 259-6333
	Mr. Howard Schickler, Esq.
	Dewey Ballantine LLP
	Telephone: (212) 259-7008

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Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Receivables Corp.
March 10, 2006
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